UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For April 2026

Commission File No. 001-41772

OIO Group

101 Tuas South Avenue 2

Singapore 637226

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Information Contained in this Form 6-K Report

Private Placement

As previously disclosed, on January 17, 2025, OIO Group (formerly known as ESGL Holdings Limited) (the “Company”) entered into a Share Purchase Agreement (the “Purchase Agreement”) with certain accredited investors named therein (the “Purchasers”), pursuant to which the Company may issue in a private placement an aggregate of 37,500,000 ordinary shares to the Purchasers at a purchase price of US$0.80 per share. The first closing of the private placement occurred on January 18, 2025 pursuant to which the Company issued 375,000 ordinary shares and received gross proceeds of $300,000. A second closing under the Purchase Agreement occurred on November 21, 2025, pursuant to which the Company issued 1,500,000 ordinary shares and received gross proceeds of $1,200,000. A third closing under the Purchase Agreement occurred on April 10, 2026, pursuant to which the Company issued 750,000 ordinary shares and received gross proceeds of $600,000.

The ordinary shares were issued and sold by the Company in a private placement pursuant to the exemption provided in Section 4(a)(2) under the United States Securities Act of 1933, as amended.

The foregoing description of the Purchase Agreement does not purport to describe all of the terms and provisions thereof and is qualified in its entirety by reference to the form of Purchase Agreement which is filed hereto as Exhibit 10.1 and is incorporated herein by reference.

Exhibits

Exhibit No.	Description
10.1	Form of Share Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Form 6-K filed with the SEC on January 22, 2025).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OIO Group

	By:	/s/ Ho Shian Ching
	Name:	Ho Shian Ching
	Title:	Chief Financial Officer

Dated: April 20, 2026